UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__to__.

Commission File Number: 001-38087

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Guaranty Bancshares, Inc.

16475 Dallas Parkway, Suite 600

Addison, Texas 75001

GUARANTY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Years ended December 31, 2021 and 2020

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the

Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2019.

Plano, Texas

June 27, 2022

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2021	2020
Assets
Investments, at fair value:
Guaranty Bancshares, Inc. stock	$47,151,389	$36,318,754
Mutual funds	25,871,996	19,274,887
Total investments at fair value	73,023,385	55,593,641

Dividend receivable on company stock	250,939	242,529
Notes receivable from participants	569,094	486,274
Cash, investments in transit	—	248,345

Total assets	73,843,418	56,570,789

Liabilities
Total liabilities	—	—

Net assets available for benefits	$73,843,418	$56,570,789

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2021	2020
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$11,739,288	$(1,398,437)
Dividends	6,454,571	1,588,219
Total investment income	18,193,859	189,782

Interest income on notes receivable from participants	19,615	27,563

Contributions:
Participant	2,195,570	2,066,491
Employer matching	1,454,348	1,330,914
Participant rollovers	85,837	332,364
Total contributions	3,735,755	3,729,769

Total additions to net assets	21,949,229	3,947,114

Deductions from net assets attributed to:
Benefits paid to or for participants	4,529,148	4,362,623
Administrative and other expenses	147,452	160,439

Total deductions from net assets	4,676,600	4,523,062

Net increase (decrease) in net assets available for plan benefits	17,272,629	(575,948)
Net assets available for benefits, beginning of year	56,570,789	57,146,737
Net assets available for benefits, end of year	$73,843,418	$56,570,789

See accompanying notes to financial statements.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

A. Description of the Plan

General

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and an employee stock ownership plan with 401(k) provisions whereby eligible employees of Guaranty Bancshares, Inc. (the “Company”) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code (the “Code”).

Contributions

A participant may elect to defer a percentage of his or her pretax compensation (elective contributions) subject to certain maximum limitations imposed by the Code ($19,500 for 2021 and 2020). Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code ($6,500 for 2021 and 2020).

The Company may make two types of discretionary contributions to the Plan (as determined by the Board of Directors):

(1) A matching contribution of any amount up to $1.00 for every dollar of salary deferral a participant makes up to 5% of their compensation, and (2) a non-elective (profit sharing) contribution. Matching contributions were $1,454,348 and $1,330,914 for the years ended December 31, 2021 and 2020, respectively. There were no profit sharing contributions for 2021 or 2020.

Eligibility

Subject to the conditions and limitations of the Plan, each employee of the Company or its subsidiaries shall become a participant in the Plan as of the first day of the month coincident with or next following the earlier of (i) the date he or she is hired in a position requiring the completion of 1,000 hours of service during an eligibility computation period, or (ii) completion of 1,000 hours of service during an eligibility computation period.

Each such employee shall become eligible to make elective contributions and receive allocations of matching contributions on the first day of the month coincident with or next following the employee's date of hire.

Vesting

The percentage of the participant's account from employer profit sharing contributions and matching contributions to which the participant will be entitled is calculated as follows:

Periods of Service	Vested Percentage
Less than two years	0%
Two but less than three	20%
Three but less than four	40%
Four but less than five	60%
Five but less than six	80%
Six or more years	100%

In the event of disability, attainment of normal retirement age, or death, the participant will become fully vested.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contribution; (b) Plan earnings; and, (c) forfeitures of terminated participants’ non-vested accounts, after allocations of administrative expenses. Allocations of the Company’s profit sharing contributions are based on the ratio of the participant's compensation

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

to the total compensation of all participants for such Plan year. Participants have the right to direct the investment of their individual accounts, and any earnings or losses of an account are credited daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to five years or fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Company. As of December 31, 2021 and 2020, interest rates ranged from 3.25% to 5.50%. Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Participants are entitled to distribution of their vested account balance upon termination of employment either before or after attainment of normal retirement age, or due to death. Active employees may also receive distribution of any portion of their account attributable to rollover contributions, which by definition are fully vested. Benefits may either be distributed in cash (subject to 20% federal income tax withholding) or transferred directly to an IRA or another qualified plan. If withdrawing participants are not entitled to their entire account balance because they are partially vested, the non-vested portion is forfeited.

Forfeitures

Forfeited non-vested accounts are first used to pay administrative fees and then allocated to participant accounts. As of December 31, 2021 and 2020, such forfeited non-vested amounts available for future use totaled $130,146 and $81,160, respectively. For the years ended December 31, 2021 and 2020, forfeitures applied to the payment of administrative expenses totaled $72,270 and $48,388, respectively, while forfeited amounts allocated to participants totaled $49,166 and $85,520 for the years ended December 31, 2021 and 2020, respectively.

Investment Options

During the years ended December 31, 2021 and 2020, participants directed their salary deferral contributions and employer match contributions to selected investments as made available and determined by the plan administrator, which included 31 mutual funds and Company common stock as of December 31, 2021. Participants may change the percentage of their elective contributions at any time, effective at the next payroll date.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Substantially all administrative expenses are paid by the Plan. Expenses paid by the Company, if any, are excluded from these financial statements.

Diversification

On November 14, 2018, the Plan was amended to establish an investment concentration limit of 60% in Company stock for all participants who do not otherwise qualify as accredited investors. This investment concentration limitation commenced in March of 2019 and diversification of the Company’s portfolio continued through early 2022. Diversification of the portfolio was paused during March of 2020 due to the effects of COVID-19 on the prevailing price of the Company’s stock, and resumed after the market began to recover in late 2020. Considering all relevant economic factors that may impact the fair market value of Company stock, the diversification of the portfolio was completed during the first quarter of 2022.

Voting Rights

Each participant shall have the right to direct the plan Trustee, Newport Group for 2021 and 2020, as to the manner in which whole and partial shares of Company stock allocated to their account are to be voted on matters brought before an annual or special shareholders' meeting. The Trustee shall vote allocated shares on each matter as directed by the participants

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

and the Trustee shall have no discretion in such matters. The Trustee shall vote allocated shares for which it received no direction and unallocated shares in accordance with the fiduciary standards of Title I of ERISA.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates and such differences could be material.

Cash, Investments in Transit

The “cash, investments in transit” balance for the Plan reflected employer contributions made in cash and any cash dividends on Company stock that have yet to be directed into a specific investment vehicle as of the end of the reporting period. Cash, investments in transit are distributed within 90 days after the close of the Plan year.

Contributions

Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the plan administrator, and in the period in which they are deducted, in accordance with salary deferral agreements.

Investment Valuation and Income

The investments of the Plan are stated at fair value as of the end of the year and are subject to market or credit risks customarily associated with equity investments. Fair value measurements are determined in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Refer to Note C for information related to the Plan’s valuation methodologies.

Investment gains and losses are accounted for using the average cost basis of the securities sold. The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments and capital gains during the year and unrealized increases or decreases in the market value of investments held at year end. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at the unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Payment of Benefits

Benefits are recorded when paid.

C. Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The methodologies used to measure each major category of assets and liabilities are described below. These methodologies were consistently applied to all assets and liabilities and there have been no changes in the methodologies used at December 31, 2021 and 2020.

•
Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.
•
Guaranty Bancshares, Inc. stock. As of December 31, 2021 and 2020, the Company’s common stock was publicly traded, and the value was based on quoted market prices in an active market and is classified as Level 1 of the valuation hierarchy.

The following table presents the Plan's investments allocated to Company stock at December 31, 2021 and 2020.

	2021	2020
Guaranty Bancshares, Inc. stock
Number of shares	1,254,694	1,212,646
Cost	$26,934,592	$23,359,187
Estimated fair value	$47,151,389	$36,318,754

The following tables detail the Plan’s investments at fair value by level, within the fair value hierarchy, as of December 31, 2021 and 2020. The Plan has no assets classified within Level 2 or Level 3 of the valuation hierarchy.

	2021
	Level 1	Level 2	Level 3	Total
Guaranty Bancshares, Inc. stock	$47,151,389	$—	$—	$47,151,389
Mutual funds	25,871,996	—	—	25,871,996
Total investments in the fair value hierarchy	$73,023,385	$—	$—	$73,023,385

Total investments at fair value				$73,023,385

	2020
	Level 1	Level 2	Level 3	Total
Guaranty Bancshares, Inc. stock	$36,318,754	$—	$—	$36,318,754
Mutual funds	19,274,887	—	—	19,274,887
Total investments in the fair value hierarchy	$55,593,641	$—	$—	$55,593,641

Total investments at fair value				$55,593,641

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

period. The Company evaluates the significance of transfers between levels based upon the nature of the financial instruments and size of the transfer relative to total net assets available for benefits.

D. Tax Status

The Plan obtained its latest determination letter dated October 18, 2017 in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

E. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, all amounts credited to participant’s accounts will become 100% vested.

F. Related Parties and Parties-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

The Company employs Newport Group as the custodian of the Plan. Of the dividends paid on investments during the years ended December 31, 2021 and 2020, $4,906,343 and $962,837 were attributable to the Company stock, respectively. Of the $4,906,343 in 2021, $1,037,839 was paid in cash and $3,868,504 represented a stock dividend that occurred in February 2021. No Company stock dividend was paid in 2020.

During the years ended December 31, 2021 and 2020, the Plan invested in shares of mutual funds and money market funds held in custody by Newport Group. Newport Group acted as trustee for only those investments as defined by the Plan. In addition, fees were paid to the Plan auditors and to third party administrators for investment advisory and consulting services.

Transactions in such investments and with these service providers qualified as party-in-interest transactions, but which qualify for an exemption from the prohibited transaction rules. Additionally, participants had the option to invest their salary deferrals and the Company's matching and profit sharing contributions to various investments, including Guaranty Bancshares, Inc. stock (common stock of the Company) during the years ended December 31, 2021 and 2020. Transactions in the Company’s common stock qualified as parties-in-interest transactions, but which qualified for an exemption from the prohibited transaction rules.

Notes receivable from participants totaled $569,094 and $486,274 at December 31, 2021 and 2020, respectively. These participant loans qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

G. Concentrations, Risks & Uncertainties

The Plan investments consist primarily of various mutual funds and the Company's common stock, which are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments and to uncertainties inherent in estimates and assumptions, it is at least reasonably possible that changes in the value of these

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act, signed on March 27, 2020, provides special provisions regarding distributions and loans from certain retirement plans to deal with unexpected expenses and losses due to the coronavirus. Effective April 6, 2020, the Plan’s recordkeeper implemented the CARES Act by accepting self-certifications from participants that are impacted by COVID-19, and thereby eligible for such special provisions.

SUPPLEMENTAL SCHEDULE

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

EIN: 75-1656431

Plan #: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	GUARANTY BANCSHARES, INC.	Common stock	$26,934,592	$47,151,389
	AB LARGE CAP GROWTH FUND CLASS I	Mutual fund	**	2,357,922
	BAIRD AGGREGATE BOND INSTITUTIONAL	Mutual fund	**	2,233,360
	AMERICAN FUNDS TRGT DATE RET 2045 R6	Mutual fund	**	2,202,039
	AMERICAN FUNDS TRGT DATE RET 2025 R6	Mutual fund	**	1,897,552
	AMERICAN FUNDS TRGT DATE RET 2030 R6	Mutual fund	**	1,627,122
	AMERICAN FUNDS TRGT DATE RET 2050 R6	Mutual fund	**	1,410,461
	AMERICAN FUNDS TRGT DATE RET 2035 R6	Mutual fund	**	1,280,272
	AMERICAN FUNDS TRGT DATE RET 2055 R6	Mutual fund	**	1,175,117
	VANGUARD 500 INDEX ADMIRAL	Mutual fund	**	1,072,760
	DFA US LARGE CAP VALUE PORTFOLIO III	Mutual fund	**	1,013,812
	FIDELITY ADVISOR SMALL CAP GROWTH I	Mutual fund	**	821,807
	AMERICAN FUNDS 2060 TARGET DATE RET R6	Mutual fund	**	819,952
	AMERICAN FUNDS TRGT DATE RET 2040 R6	Mutual fund	**	771,307
	FIDELITY MID CAP INDEX	Mutual fund	**	755,183
	METROPOLITAN WEST ALPHATRAK 500	Mutual fund	**	703,832
	MASSMUTUAL PREMIER HIGH YIELD FUND CLR5	Mutual fund	**	660,467
	T ROWE PRICE BALANCED - I	Mutual fund	**	656,700
	AMERICAN FUNDS TRGT DATE RET 2020 R6	Mutual fund	**	543,013
	GOLDMAN SACHS INTL EQY INSIGTS CL R6	Mutual fund	**	501,718
	PRINCIPAL REAL ESTATE SECURITIES FUND CL	Mutual fund	**	424,150
	GOLDMAN SACHS SMALL CAP VALUE INSIGHTS	Mutual fund	**	422,248
	WELLS FARGO SPECIAL MID CAP VALUE R6	Mutual fund	**	368,083
	FEDERATED HERMES PRIME CASH OBL FUND	Mutual fund	**	358,239
	VANGUARD LIFESTRATEGY INCOME INV	Mutual fund	**	355,856
	VANGUARD SHORT-TERM INVESTMENT-GRADE ADM	Mutual fund	**	323,353
	MASSMUTUAL SELECT MID CAP GROWTH FUND CL	Mutual fund	**	245,376
	VANGUARD WELLESLEY INCOME ADM	Mutual fund	**	233,171
	FIDELITY SMALL CAP INDEX	Mutual fund	**	217,675
	MFS GLOBAL GROWTH R6	Mutual fund	**	206,629
	AMERICAN CENTURY EMERGING MARKETS R6	Mutual fund	**	193,992
	WELLS FARGO DIVERSIFIED CAPITAL BUILDER	Mutual fund	**	18,828

	Total investments		26,934,592	73,023,385

*	Notes receivable from participants	***	—	569,094
			$26,934,592	$73,592,479

*	A party-in-interest as defined by ERISA
**	Cost omitted for participant directed investments
***	Interest rates ranging from 3.25% to 5.50% with various due dates

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as part of this Report.

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – WHITLEY PENN LLP

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the KSOP Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

By: _/s/ CARL JOHNSON___

Carl Johnson

Title: Chairman of the KSOP Committee

Date: June 27, 2022